HECO Exhibit 12

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2009	2008	2007	2006	2005
(dollars in thousands)

Fixed charges
Total interest charges	$57,944	$54,757	$53,268	$52,563	$49,408
Interest component of rentals	2,499	2,211	2,250	1,863	1,311
Pretax preferred stock dividend requirements of subsidiaries	1,452	1,458	1,438	1,467	1,461

Total fixed charges	$61,895	$58,426	$56,956	$55,893	$52,180

Earnings
Net income attributable to HECO	$80,526	$93,055	$53,236	$76,027	$73,882
Fixed charges, as shown	61,895	58,426	56,956	55,893	52,180
Income taxes (see note below)	47,776	55,763	30,937	46,440	44,623
Allowance for borrowed funds used during construction	(5,268)	(3,741)	(2,552)	(2,879)	(2,020)

Earnings available for fixed charges	$184,929	$203,503	$138,577	$175,481	$168,665

Ratio of earnings to fixed charges	2.99	3.48	2.43	3.14	3.23

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$48,212	$56,307	$34,126	$47,381	$45,029
Income tax benefit relating to results from nonregulated activities	(436)	(544)	(3,189)	(941)	(406)

	$47,776	$55,763	$30,937	$46,440	$44,623